Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

April 4, 2016

VIA: EDGAR

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.  20549

Attn: William Mastrianna, Esq.

RE:	Illumination America, Inc.;
Registration Statement on Form S-1
SEC File No. 333-208968

Dear Mr. Mastrianna:

The undersigned, on behalf of Illumination America, Inc. (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form S-1, with an effective date and time of Wednesday, April 6, 2016, at 3:00 p.m. Eastern Time (1:00 p.m. Mountain Time).

As there is no underwriter for this offering, no consent of any FINRA member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

Very truly yours,

ILLUMINATION AMERICA, INC.

s/ Ismael Llera

Ismael Llera

Chief Executive Officer

cc: Andrew I. Telsey, Esq. (via email only)